UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2024 Q1 Trading Update (Unaudited)

26th April 2024	Pearson is on track to achieve 2024 guidance with expected Q1 result and growth momentum for the second half

Highlights

●	Underlying sales growth excluding OPM1 and Strategic Review2 of 3%.
●	Strong operational progress in all divisions and continued execution momentum across our 2024 strategic priorities.
●	Continuing to infuse our products with AI and on-track to include AI features in more than 40 Higher Education titles for the Fall semester.
●	Initial £300m share buyback completed; the previously announced £200m buyback extension has commenced.

Omar Abbosh, Pearson's Chief Executive, said:
"The year has started well. Financial performance was in line with our expectations, thanks to strong execution across the business, and we maintain a sharp focus on delivering against the priorities that I outlined. The year is unfolding as we anticipated, and we continue to expect an acceleration of growth in the second half, which will see us achieve our guidance for the full year. We look forward to providing an update on our strategic progress with our half year results in July."

Underlying sales growth of 3%, excluding OPM1 and Strategic Review2; 2% in aggregate
●
Assessment & Qualifications sales grew 2% after a particularly strong prior-year performance. VUE, UK & International Qualifications, and Clinical Assessment all contributed to growth. US Student Assessment was impacted by reduced scope, and phasing of some contracts which will normalise in the second half. Pearson VUE won several new contracts, supporting pipeline growth, including university entrance tests in the UK and the teacher licence contract in Georgia. We also renewed two key contracts with the Project Management Institute and the American Registry of Radiologic Technologists. Clinical Assessment saw solid trends and has several product launches planned for the second half. UK & International Qualifications secured a contract with the UK Government for England's national curriculum assessment tests.

●
Virtual Schools sales increased 4%, due to the timing of funding upsides, which is expected to dissipate in Q2. We will be opening another virtual school in Missouri, in addition to those previously announced as secured in Pennsylvania and California. We are also on-track to open 19 additional Career Programmes this year. Virtual Learning sales decreased 4%. As a reminder, this included the previously announced OPM ASU contract loss, which benefited sales through the first half of 2023.

●
Higher Education sales were down 4%, in line with our phasing guidance. Digital registrations increased 3% versus the prior year, and we are pleased with the engagement we are seeing from both students and faculty on our AI study tools. We remain on-track to add this AI feature to more than 40 new titles for the key Fall sales season, which, along with our partnership with Forage, is supporting an improvement in our takeaway wins.

●
English Language Learning sales increased 22%, with inflationary pricing in Argentina having a positive impact which will dissipate through the year as comparative FX rates normalise3. Excluding this, sales increased high single digits, in line with full year expectations. Institutional delivered a very strong quarter. Pearson Test of English declined slightly due to a strong comparator, and we expect performance will ramp through the year.

●	Workforce Skills sales grew 9%, in line with our expectations, with growth of 13% in Workforce Solutions. Vishaal Gupta joined Pearson on April 15th to lead the division.

On track to achieve 2024 guidance
●	Expect growth momentum in the second half of 2024 with the growth of Higher Education and normalised comparators for the assessments businesses.
●	In Assessment & Qualifications, we continue to expect low to mid-single digit sales growth for the year, with sales growth weighted to H2.
●
In Virtual Schools, we continue to expect sales to decline at a similar rate to 2023, given the previously cited loss of a larger partner school for the 2024/25 academic year. As a reminder, there was a weighting of sales to Q1 from Q2 due to the timing of state funding. We expect to return to growth in 2025.

●	In Higher Education, we remain confident we will return to growth in the second half and for the full year. We continue to expect H1 to mirror H2 2023 before the return to growth.
●	In English Language Learning, we continue to expect high single digit sales growth with growth weighted to the second half given the outstanding performance in the first half of 2023.
●	In Workforce Skills, we continue to expect to achieve high single digit sales growth.

Strong financial position
●	Pearson's financial position remains robust, with low leverage and strong liquidity.
●	Moody's improved its outlook for Pearson from Baa3 Stable to Baa3 Positive outlook.

Share buyback
●	We completed the £300m share buyback programme that was initiated last year and have since commenced the previously announced £200m buyback extension with £88m purchased up to 24 April 2024.

Financial summary

Underlying growth
Sales
Assessment & Qualifications	2%
Virtual Learning	(4)%
Higher Education	(4)%
English Language Learning	22%
Workforce Skills	9%
Strategic Review2	(100)%
Total	2%
Total, excluding OPM1 and Strategic Review2	3%

Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes.

1 In 2023, we completed the sale of the POLS business and as such have removed from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance. As expected, there are no sales in the OPM business in 2024.

2 Strategic Review is revenues in international courseware local publishing businesses which have been wound down. As expected, there are no sales in these businesses in 2024.

3 In the second half of 2023, the Argentinian peso devalued significantly to the pound sterling. Pearson instituted inflationary pricing, primarily in English Language Learning, to offset this impact. As we annualise the devaluation in the Argentinian peso the inflationary pricing benefit will reduce in GBP terms.

Contacts

Investor Relations	Jo Russell Gemma Terry Brennan Matthews	+44 (0) 7785 451 266 +44 (0) 7841 363 216 +1 (332) 238-8785

Media Teneo Pearson	Ed Cropley Laura Ewart	+44 (0) 7492 949 346 +44 (0) 7798 846 805

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 April 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary